2002 Earnings Conference


KB

"A Step-Ahead Advantage"

February 5, 2003

Disclaimer

- The 2002 performance results presented herewithin this material have not yet received a complete and full review by external auditor, which may be subject to changes in the due course of account auditing process.

- Figures from previous financial statements referred to in this material are derived from legacy Kookmin Bank and legacy H&CB for comparison purposes prepared by "pooling of interest," whereas the new Kookmin Bank employs "purchase method" for its official accounting purposes.

Contents



Fund Management

Condensed Balance Sheet

(tr won)	2002	Net Change				2001	% Change (YoY)
		4Q	3Q	2Q	1Q		
Loans in Won	**116.4**	5.5	5.9	5.4	4.9	94.7	22.9%
Securities in Won	**29.7**	0.2	△0.6	△1.6	△0.4	32.1	△7.5%
Credit Card Receivables	**5.7**	△0.4	0.4	0.7	0.3	4.7	21.3%
Assets in F/C	**7.3**	1.0	0.1	△0.5	△0.3	7.0	4.3%
Others	**12.4**	△2.3	0.7	△3.5	△0.9	18.4	△32.6%
Total Fund Operating	**171.5**	**4.0**	**6.5**	**0.5**	**3.6**	**156.9**	**9.3%**
Deposits in Won	**125.2**	0.4	4.0	0.5	3.2	117.1	6.9%
Bank Debentures in Won	**17.0**	4.2	2.3	1.4	1.3	7.7	120.8%
Liabilities in F/C	**5.5**	1.0	0.1	△0.5	△0.6	5.5	0%
Others	**13.8**	△1.3	△0.1	△1.2	△1.3	17.7	△22.0%
Shareholders' Equity	**10.0**	△0.3	0.2	0.3	0.9	8.9	12.4%
Total Fund Raising	**171.5**	**4.0**	**6.5**	**0.5**	**3.6**	**156.9**	**9.3%**

Fund Management

Loans in Won

(tr won)	2002	Net Change 4Q	3Q	2Q	1Q	2001	%Change (YoY)
Household	**74.3**	3.7	4.1	3.1	3.2	60.2	23.4%
Mortgage	**33.9**	2.4	2.4	2.3	1.4	25.4	33.5%
General	**40.4**	1.3	1.7	0.8	1.8	34.8	16.1%
Corporate	**42.1**	1.8	1.8	2.3	1.7	34.5	22.0%
SME	**36.6**	2.1	1.8	3.2	1.6	27.9	31.2%
Large	**5.5**	Δ0.3	-	Δ0.9	0.1	6.6	Δ 16.7%
Total	**116.4**	**5.5**	**5.9**	**5.4**	**4.9**	**94.7**	22.9%

Loan Compositions (%)



18.0
28.1
53.9
13.4
28.4
58.3
7.1
29.4
63.5
4.7
31.5
63.8
1999
2000
2001
2002
Household
SME
Large

Fund Management

Deposits in Won

(tr won)	2002	Net Change				2001	% Chg. (YoY)
		4Q	3Q	2Q	1Q		
Core Deposits	**40.9**	Δ0.3	2.4	0.9	0.6	37.3	9.7%
Time & Savings	**78.1**	Δ0.6	Δ0.4	0.8	2.7	75.6	3.3%
(Time Deposits)	**58.2**	Δ0.5	Δ0.4	0.7	3.7	54.7	6.4%
CD, RP, etc	**6.2**	1.3	2.0	Δ1.2	Δ0.1	4.2	47.6%
Total	**125.2**	**0.4**	**4.0**	**0.5**	**3.2**	**117.1**	6.9%

❖ Deposit Compositions (%)


2.5
68.1
29.4
4.7
69.5
25.8
3.6
64.6
31.8
4.9
62.4
32.7
1999
2000
2001
2002
Core Deposits
Time & Savings
CD, RP, etc

Profitability

Overview

(bn won)	2002	Quarterly Comparison 4Q	3Q	2Q	1Q	2001	% Change (YoY)
Interest Income (a)	**4,913.9**	1,342.3	1,200.3	1,192.5	1,178.8	4,356.3	12.8%
Non-interest Income (b)	**1,505.4**	356.4	365.5	411.2	372.3	1,329.4	13.2%
General & Admin Expenses (c)	**2,551.3**	777.7	682.0	535.3	556.3	2,307.6	10.6%
Provision Expenses (d)	**1,602.3**	649.8	351.6	375.3	225.6	1,336.5	19.9%
(Provision for Loan Losses)	**1,556.0**	628.2	338.5	369.4	219.9	1,356.1	14.7%
Operating Income (a+b-c-d)	**2,265.7**	271.2	532.2	693.1	769.2	2,041.6	11.0%
Operating Income before Provisioning	**3,868.0**	921.0	883.8	1,068.4	994.8	3,378.1	14.5%
Non-operating Income	**Δ372.1**	Δ563.8	Δ7.2	12.6	186.3	141.6	Δ362.8%
(Gain on Valuation using Equity Method)	**Δ273.6**	Δ427.7	44.8	10.3	99.0	427.4	Δ164.0%
Net Income before Taxes	**1,893.6**	Δ292.6	525.0	705.7	955.5	2,183.2	Δ13.3%
Taxes	**583.3**	Δ90.0	176.1	213.9	283.3	696.9	Δ16.3%
Net Income	**1,310.3**	**Δ202.6**	**348.9**	**491.8**	**672.2**	**1,486.3**	**Δ11.8%**
Income before Provisioning	**3,596.1**	**397.1**	**897.3**	**1,100.4**	**1,201.3**	**3,684.5**	**Δ2.4%**

Trends in Quarterly Profits and Change Variables


(bn won)
994.8
672.2
1,068.4
491.8
883.8
348.9
921.0
-202.6
1Q 2002
2Q 2002
3Q 2002
4Q 2002
Operating Income before Provisioning
Net Income

1Q 2002	2Q 2002	3Q 2002	4Q 2002
– KRW 107.3 billion of Gains from Holding Shares in Kookmin Credit Card	– KRW 78.6 billion of Gains from Holding Shares in Kookmin Credit Card – KRW 78.8 billion of Losses Incurred from Selling Hynix Shares – KRW 255 billion of Additional Provisioning Required by FSS	– KRW 33.7 billion of Gains from Holding Shares in Kookmin Credit Card – KRW 146.7 billion of Increases in General and Administrative Expenses	– KRW 413.3 billion of Losses Incurred from Holding Shares in Kookmin Credit Card – KRW 59.5 billion of Additional Provisioning Required by FSS

Interest Income

(bn won)	2002	Quarterly Comparison				2001	% Change (YoY)
		4Q	3Q	2Q	1Q		
Interest on Loans*	**9,251.6**	2,434.0	2,334.4	2,251.5	2,231.7	9,705.1	Δ4.7%
Interest on Securities	**1,583.0**	432.6	355.3	386.2	408.9	2,044.0	Δ22.6%
Interest on Due from Bank, etc	**154.5**	34.9	34.3	50.3	34.9	245.9	Δ37.2%
Interest Revenue	**10,989.1**	2,901.5	2,724.0	2,688.0	2,675.5	11,995.0	Δ8.4%
Interest on Deposits	**4,771.0**	1,189.1	1,196.1	1,192.9	1,193.0	6,066.9	Δ21.4%
Interest on Debentures	**830.7**	252.4	217.4	183.8	177.0	796.7	4.3%
Interest on Borrowings, etc	**473.5**	117.7	110.2	118.8	126.7	775.1	Δ38.9%
Interest Expenses	**6,075.2**	1,559.2	1,523.7	1,495.5	1,496.7	7,638.7	Δ20.5%
Net Interest Income	**4,913.9**	**1,342.3**	**1,200.3**	**1,192.5**	**1,178.8**	**4,356.3**	**12.8%**

* Includes interests on credit card loans and cash advances, as newly mandated by the Financial Supervisory Service

NIS & NIM (Cumulative)

(%)	4Q 2002	3Q	2Q	1Q	2001
Interest Spread (a-b)	**3.90**	3.92	4.00	4.08	3.89
Interest on Loans in Won (a)*	**7.93**	8.00	8.14	8.31	9.47
Household	**8.24**	8.31	8.45	8.63	10.03
Corporate	**7.40**	7.49	7.67	7.78	8.67
Interest on Deposits in Won (b)**	**4.03**	4.08	4.14	4.23	5.58
Net Interest Spread (NIS)	**3.92**	3.96	4.03	4.11	3.87
NIM* **	**3.39**	3.35	3.41	3.46	3.22

* Total loans in won : loans in won + private placement bonds

** Total deposits in won : deposits in won+ CD, RP, bills sold

***Based on revised NIM calculation newly mandated by FSS to exclude fees received on credit card purchases

Non-interest Income

(bn won)	2002	Quarterly Comparison 4Q	3Q	2Q	1Q	2001	% Change (YoY)
Trust Income & Fees	**318.6**	83.5	64.0	61.3	109.8	336.9	△5.4%
Commissions on Credit Cards	**497.6**	116.8	131.8	134.2	114.8	392.1	26.9%
Commissions from NHF Mgt.	**194.8**	49.8	44.2	56.5	44.3	181.5	7.3%
Commissions in Won	**266.4**	76.5	65.1	66.7	58.1	205.1	29.9%
(Relating to Waiver of Mortgage Registration Fees)	**146.5**	29.5	35.9	39.6	41.5	75.7	93.5%
Commissions in F/C	**56.1**	13.0	11.8	17.1	14.2	55.0	2.0%
Other Commissions*	**171.9**	16.8	48.6	75.4	31.1	158.8	8.2%
Net Non-interest Income	**1,505.4**	**356.4**	**365.5**	**411.2**	**372.3**	**1,329.4**	**13.2%**

* Includes gains on trading securities, dividends, gains on derivatives, deposit insurance, contribution to credit guarantee fund, etc.

General & Administrative Expenses

(bn won)	2002	Quarterly Comparison				2001	% Change (YoY)
		4Q	3Q	2Q	1Q		
Labor Cost	**1,221.5**	336.8	345.4	239.4	299.9	1,335.1	Δ8.5%
Administrative Expenses	**849.0**	287.8	204.2	195.0	162.0	683.1	24.3%
Depreciation & Amortization Cost	**389.9**	126.9	107.2	81.3	74.5	196.0	98.9%
(Amortization of Goodwill)	**78.3**	19.6	19.6	19.6	19.6	13.1	497.7%
Taxes and Dues	**90.9**	26.2	25.2	19.6	19.9	93.4	Δ2.7%
Total	**2,551.3**	**777.7**	**682.0**	**535.3**	**556.3**	**2,307.6**	**10.6%**

Non Operating Income

(bn won)	2002	Quarterly Comparison 4Q	3Q	2Q	1Q	2001	Change Amt. (YoY)
Gains on Disposition of Tangible Assets	**Δ6.3**	Δ5.9	0.3	Δ0.8	0.1	Δ4.6	Δ1.7
Gains on Sales of Loans	**6.5**	0	Δ6.5	Δ0.4	13.4	Δ121.9	128.4
Gains on Investment Securities	**Δ333.2**	Δ501.4	Δ4.7	6.4	166.5	324.1	Δ657.3
KCC Equity Method Gain	**Δ193.7**	Δ413.3	33.7	78.6	107.3	340.2	Δ533.9
Kookmin Investment Equity Method Gain	**Δ119.0**	Δ36.8	Δ5.6	Δ75.2	Δ1.4	3.4	Δ122.4
Other subsidiaries Equity Method Gain	**39.1**	22.4	16.7	6.9	Δ6.9	85.2	Δ46.1
Gain on disposition of Investment Sec.	**210.8**	111.2	3.4	13.1	83.1	77.2	133.6
Investment Securities Impairment Gain	**Δ272.3**	Δ152.3	Δ49.0	Δ28.4	Δ42.6	Δ358.8	86.5
Gains on Valuation of Bond Stabilization Fund	**1.9**	Δ32.6	Δ3.9	11.4	27.0	178.4	Δ176.5
Others	**Δ39.1**	Δ56.5	3.7	7.4	6.3	Δ56.0	16.9
Total	**Δ372.1**	**Δ563.8**	**Δ7.2**	**12.6**	**186.3**	**141.6**	**Δ513.7**

Asset Quality

Overview

(bn won)	4Q 2002	3Q	2Q	1Q	2001	% Change (YoY)
Total Loans for NPL Management	**132,178.2**	128,183.1	122,661.2	118,006.1	112,919.5	17.1%
Precautionary	**6,105.8**	5,360.5	4,786.2	4,562.5	4,620.5	32.1%
Substandard	**2,631.6**	2,624.6	2,528.5	2,473.6	2,484.4	5.9%
Doubtful	**870.4**	925.8	792.0	1,276.3	1,221.7	Δ28.8%
Estimated Loss	**319.4**	324.5	228.7	285.6	308.6	3.5%
Substandard & Below Loans	**3,821.4**	3,875.0	3,549.2	4,035.5	4,014.7	Δ4.8%
Substandard & Below / Total Loans	**2.89%**	3.02%	2.89%	3.42%	3.56%	Δ0.67%p
Loan Loss Reserves	**2,498.3**	2,495.4	2,327.5	2,586.5	2,567.7	Δ2.7%
LLR / Substandard & Below Loans	**65.4%**	64.5%	65.6%	64.1%	64.0%	1.4%p
NPLs Sold*	**-**	-	-	-	1,333.3	-
Write-offs*	**1,590.8**	938.2	788.1	186.6	1,862.4	Δ14.6%

* Cumulative



Provisioning by Loan Type

(bn won)	2002	Quarterly Provisions				2001	2002	
		4Q	3Q	2Q	1Q		Substandard & Below	LLR
Household	**1,427.3**	597.7	300.3	413.2	116.1	463.7	1,569.0	1,345.1
Bank Loans	**653.6**	216.9	127.7	269.7	39.3	254.2	1,276.8	1,060.6
Credit Cards	**773.7**	380.8	172.6	143.5	76.8	209.5	292.2	284.5
Corporate	**128.7**	30.7	38.0	Δ43.8	103.8	892.4	2,252.4	1,153.3
Total	**1,556.0**	**628.4**	**338.3**	**369.4**	**219.9**	**1,356.1**	**3,821.4**	**2,498.4**

Asset Quality

Additional Loan Loss Provisionings Made

(bn won)

		Household	Credit Cards	Total
Strengthened Provisioning Requirements by FSS	Normal, Precautionary, Substandard (2Q)	204.8	50.2	**255.0**
	Precautionary (4Q)	44.3	15.2	**59.5**
	New Requirements Over New Loans	25.6	21.5	**47.1**
Strengthened Classification Standards for Mortgage & Home Equity Loans (Precautionary ➡ Substandard)		24.4	-	**24.4**
Total		**299.1**	**86.9**	**386.0**

- KRW 9.5 billion set aside to provision for unused credit card account balances.

Asset Quality

Delinquency

(bn won, %)	4Q 2002	3Q	2Q	1Q	2001	% Change (YoY)
Household	**2.20**	2.31	1.89	1.80	1.78	0.42%p
Credit Cards	**11.39**	11.21	9.03	8.52	8.04	3.35%p
(1 to 30 Days Overdue)	**2.91**	3.30	3.52	2.76	2.55	0.36%p
Corporate	**2.83**	3.15	2.48	2.76	2.93	Δ0.10%p
SME	**3.45**	3.55	3.10	2.93	3.30	0.15%p
Large	**0.64**	1.81	0.83	2.44	2.10	Δ1.46%p
Delinquency Ratio (A/B)	**2.84**	**3.06**	**2.46**	**2.48**	**2.51**	**0.33%p**
Delinquent Amount (A)	**3,729.5**	3,834.5	2,939.3	2,827.5	2,742.1	36.0%
Total Loans (B)	**131,146.5**	125,273.8	119,381.4	114,138.8	109,357.8	19.9%

Key Financial Indicators



Classification	**2002 (a)**	2001	
		(b)	Net Change (a-b)
ROA(%)	**0.81**	0.98	Δ0.17%p
ROE	**13.04**	18.16	Δ5.12%p
BIS	**10.3***	10.23	0.07%p
Tier 1	**6.6***	7.09	Δ0.49%p
Cost-Income Ratio	**41.7**	42.2	Δ0.5%p
Loan to Deposit Ratio			
Average Balance	**88.3**	80.5	7.8%p
Ending Balance	**94.0**	82.6	11.4%p
BPS (Won)	**30,614**	29,742	872
EPS	**4,123**	4,959	Δ836

* Estimated

Contents



Status of Asset Quality and Delinquencies

(bn. won)		Household Loans	Substandard & Below		Loans Overdue					
		Amount (A)	Amount (B)		Amount (C)		Less Than 3 Months Overdue (D)		More Than 3 Months Overdue (E)	
				Ratio (B/A)		Delinquency Ratio (C/A)		Ratio (D/C)		Ratio (E/C)
Mortgage		33,870.6	487.9	1.44%	787.4	2.32%	364.6	46%	422.9	54%
Secured	House	15,763.4	160.3	1.02%	195.9	1.24%	101.7	52%	94.2	48%
	Others	9,846.1	219.0	2.22%	225.8	2.29%	68.4	30%	157.4	70%
Unsecured	Unsecured	11,489.9	215.0	1.87%	233.1	2.03%	141.2	61%	91.9	39%
	3rd Party Guarantee	3,364.1	110.3	3.28%	134.7	4.00%	74.9	56%	59.8	44%
Total		**74,334.2**	**1,192.5**	**1.60%**	**1,576.9**	**2.12%**	**750.7**	**48%**	**826.2**	**52%**

- 80% of household loans are secured, whereas only 20% are unsecured.
  ➡ Collection will be successful in spite of continued credit deterioration.
- 48% of total loans overdue are 3 months or less. (26% are less than 1 month; 22% are 1 to 3 months)
- 82% of loans overdue for 3 months or longer are secured. ➡ Actual rate of loss is very minimal. (cf. 0.05% in the past)
- Risks are diversified since average amount of unsecured loans extended to per individual is KRW 5.83 million.

Less Than 1 Month Credit Card Delinquency


Delinquent Amount
Delinquency Rate
300.0
250.0
200.0
150.0
100.0
50.0
-
3.50
3.00
2.50
2.00
1.50
1.00
0.50
-
Jan
Feb.
Mar.
Apr.
May
Jun
Jul.
Aug
Sep.
Oct.
Nov.
Dec.

(bn. Won, %)	Jan.	Feb.	Mar.	Apr.	May	Jun.	Jul.	Aug.	Sep.	Oct.	Nov.	Dec.
Delinquent Amount	124.7	165.4	138.3	157.1	148.4	199.7	186.5	194.5	201.0	189.5	191.5	167.6
Delinquency Rate	2.58	3.39	2.76	3.08	2.74	3.52	3.15	3.24	3.30	3.13	3.26	2.91

Credit Cards

Actions for Strengthening Credit Card Asset Quality

- Strengthened Membership Acquisition Standards
- Expanded Short Term Delinquency Management Effort to Branch Office Level
- Strengthened ACS for Ex Post Management and Increased Collection Capacity
- Reduced Credit Limit for Customers with Delinquency Potential

Date Executed	Content	Reduction Band	Amount Reduced by
Sep. ~ Oct.	–Reduced credit limits for delinquent customers, multi borrowers and customers with bad credit history	10%~100%	– Total Limit : KRW 999.7 billion – Cash Advances : KRW 336.7 billion
Nov. 15	–Reduced credit limits for unprofitable multi borrowers	KRW 0~700,000	– Total Limit : KRW 146.4 billion – Cash Advances : KRW 43.7 billion
	–Reduced credit limits for the delinquent among multi borrowers	100%	– Total Limit : KRW 38.5 billion – Cash Advances : KRW 11.4 billion
Nov. 24	–Reduced cash advance limits for excessive and frequent users of cash advances (of over KRW 5 million)	Reduced cash advance limit by 20%	– Cash Advances : KRW 8.2 billion
Dec. 04	–Reduced cash advance limits for member customers receiving cash advances from one account to pay for another	50%~100%	– Cash Advances : KRW 9.6 billion
Credit Limits in Actual Amount Reduced by		– Total Limit : KRW 1.185 trillion – Cash Advance Limit : KRW 409.6 billion	

Status of Asset Quality Check by Review Process



Loan Application Received
• Loan Qualifications Reviewed for
- Disqualifications
- Bad Credit History
Credit Evaluated
• Credit Review
• Credit Rating Evaluated
Security Evaluated
• Expected Recovery Ratio
Approval Standards Applied
Classified into 12 Ratings by Scale of Expected Rate of Loss
Credit Rating Determined
Lending Rates Decided
Lending Rates Reflective of Risks Decided
Loan Reviewed and Approved
• Purpose of Loan and Feasibility of Planned Business Project Reviewed
• Sufficiency of Loan Amount Reviewed
• Debt Servicing Capability and Status of Collateral or Guarantee Confirmed
• Asset Quality and Profitability Assessed
• Symptoms of Deterioration Examined In Advance
Credits Extended
Ex Post Loan Management
Corporates Borrowing Over KRW 1 billion
• Early Warning & All Time Monitoring
• Loan Review Conducted
• Examined for Symptoms of Deterioration (Periodic/Non Periodic)
• Approval Terms Managed
• Security or Collateral Managed
• Maturity Date and Short Term Delinquency Managed
• NPL Transferred

Measures for Strengthening Risk Management

Reduced Branch Approval Limit	◆ Reduced amount of approval by retail branch managers (January 24, 2003) – KRW 5 billion for Corporate SOHO & KRW 2.5 billion for Retail SOHO ➡ Reduced to KRW 500 million at most
Raised Minimum Rating Required for Approval	◆ Strengthened minimum eligibility requirement for approval by retail branch managers from rating of "Better than CC" to "Better than CCC." (January 24, 2003)
Strengthened Review for Loans in Excess of Approval Limit	◆ Deployed consultants specializing in SOHO in regional review centers
Strengthened Credit Review	◆ Examined for errors and misapplication of credit evaluation model by Head Office in respect of Corporates borrowing over KRW 1 billion through regional review centers, RM offices, and retail branch offices

Contents



Generating Merger Synergies



IT
Personnel
2002
Successful
Integration
Channel
Profitability
Risk
Management
2003
Generating
Merger
Synergies
Shareholders Value

Action Strategy for 2003

Pursue Profit oriented Asset Growth Policy	◆ Approximately 10% of Asset Growth and 15% of Loan Growth ◆ Maintain Margins with Pricing Power
Expand Fee Businesses	◆ Increase Investment Trust Product Sales ◆ Build Growth Platform for Bancassurance Business ◆ Enhance Lotto Sales Performance
Enhance Risk Management	◆ Build Bankwide Risk Management System ◆ Maintain Appropriate Capital Adequacy Ratios
Strengthen Asset Quality	◆ Reduce Household/Credit Card Delinquencies ◆ Build Corporate Loan Management System by Strengthening Credit Evaluation and Review
Increase Shareholders Value	◆ Diligently Carry Out Appropriate Dividend Policy ◆ Facilitate Divestiture of Government's Share in KB